                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549



                                     SCHEDULE 13G



                      Under the Securities Exchange Act of 1934
                                  (Initial Filing)*


                              Suburban Ostomy Supply Co.
                              --------------------------
                                   (Name of Issuer)


                                     Common Stock
                                    -------------
                            (Title of Class of Securities)


                                      864471107
                                      ---------
                                    (CUSIP Number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           (Continued on following page(s))


                                  Page 1 of 8 Pages

CUSIP No. 864471107
___________________________________________________________________________
1)   Name of Reporting Person              SAFECO Common Stock Trust
     S.S. or I.R.S. Identifica-
     tion No. of Above Person
___________________________________________________________________________
2)   Check the Appropriate Box             (a)
     if a Member of a Group                _________________________________
     (See Instructions)                    (b)
___________________________________________________________________________
3)   SEC Use Only
___________________________________________________________________________
4)   Citizenship or Place of               State of Delaware
     Organization
___________________________________________________________________________
Number of       (5) Sole Voting
Shares Bene-        Power                  0
ficially
Owned by        ___________________________________________________________
Reporting       (6) Shared Voting          690,000
Person With         Power
                ___________________________________________________________
                (7) Sole Disposi-
                    tive Power             0
                ___________________________________________________________
                (8) Shared                 690,000
                    Dispositive
                    Power
___________________________________________________________________________
9)   Aggregate Amount Bene-                690,000
     ficially Owned by
     Reporting Person
___________________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9) Excludes
     Certain Shares (See Instructions)
___________________________________________________________________________
11)  Percent of Class
     Represented by Amount                 6.547%
     in Row 9
___________________________________________________________________________
12)  Type of Reporting Person              IV
     (See Instructions)


                                  Page 2 of 8 Pages

CUSIP No. 864471107
___________________________________________________________________________
1)  Name of Reporting Person               SAFECO Asset Management
     S.S. or I.R.S. Identifica-            Company
     tion No. of Above Person
___________________________________________________________________________
2)   Check the Appropriate Box             (a)
     if a Member of a Group                _________________________________
     (See Instructions)                    (b)
___________________________________________________________________________
3)   SEC Use Only
___________________________________________________________________________
4)   Citizenship or Place of               State of Washington
     Organization
___________________________________________________________________________
Number of       (5) Sole Voting
Shares Bene-        Power                  0
ficially        ___________________________________________________________
Owned by        (6) Shared Voting
Reporting           Power                  690,000
Person With     ___________________________________________________________
                (7) Sole Disposi-
                    tive Power             0
                ___________________________________________________________
                (8) Shared
                    Dispositive Power      690,000
 __________________________________________________________________________
9)   Aggregate Amount Bene-                690,000(1)
     ficially Owned by
     Reporting Person
___________________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9) Excludes
     Certain Shares (See Instructions)
___________________________________________________________________________
11)  Percent of Class Represented
     by Amount in Row 9                    6.547%
___________________________________________________________________________
12)  Type of Reporting Person              IA
     (See Instructions)



--------------------------
     (1) The Reporting Person disclaims any beneficial ownership of the shares reported on this joint 13G. The reported shares are owned beneficially by registered investment companies for which the Reporting Person serves as an adviser, and include the shares reported in this joint 13G by SAFECO Common Stock Trust.


                                  Page 3 of 8 Pages

CUSIP No. 864471107
___________________________________________________________________________
1)   Name of Reporting Person              SAFECO Corporation
     S.S. or I.R.S. Identifica-
     tion No. of Above Person
___________________________________________________________________________
2)   Check the Appropriate Box             (a)
     if a Member of a Group                ________________________________
     (See Instructions)                    (b)
___________________________________________________________________________
3)   SEC Use Only
___________________________________________________________________________
4)   Citizenship or Place of Organization  State of Washington
___________________________________________________________________________
Number of       (5) Sole Voting
Shares Bene-         Power                 0
ficially        ___________________________________________________________
Owned by        (6) Shared Voting
Reporting           Power                  690,000
Person With     ___________________________________________________________
                (7) Sole Disposi-
                    tive Power             0
                ___________________________________________________________
                (8) Shared
                    Dispositive Power      690,000
___________________________________________________________________________
9)   Aggregate Amount Beneficially         690,000(2)
     Owned by Reporting Person
___________________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9) Excludes

     Certain Shares (See Instructions)
___________________________________________________________________________
11)  Percent of Class Represented
          by Amount in Row 9               6.547%
___________________________________________________________________________
12)  Type of Reporting Person              HC
     (See Instructions)
___________________________________________________________________________





--------------------------
     (2) The Reporting Person disclaims any beneficial ownership of the shares reported on this joint 13G. The reported shares are owned beneficially by registered investment companies for which a subsidiary of the Reporting Person serves as adviser.


                                  Page 4 of 8 Pages

CUSIP No. 864471107
Item 1(a).     Name of Issuer: See front cover

Item 1(b).     Address of Issuer Principal Executive Offices:

               75 October Hill Road, Holliston, MA  01746

Item 2(a).     Name of Person(s) Filing: See Item 1 on cover page (pp 2-4).

Item 2(b).     Address of Principal Business Office or, If None, Residence:

SAFECO Common Stock Trust and SAFECO Corporation: SAFECO Plaza, Seattle, WA
               98185

SAFECO Asset Management Company: 601 Union Street, Suite 2500, Seattle, WA
               98101

Item 2(c).     Citizenship: See Item 4 on cover page (pp 2-4).

Item 2(d).     Title of Class of Securities: See front cover page.

Item 2(e).     CUSIP Number: See front cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the persons filing are:

      (a)      ( )Broker or Dealer registered under Section 15 of the Act.
      (b)      ( )Bank as defined in Section 3(a)(6) of the Act.
      (c)      ( )Insurance Company as defined in Section 3(a)(19) of the Act.
      (d)      (X)Investment Company registered under Section 8 of the
                  Investment Company Act.
      (e)      (X)Investment Advisor registered under Section 203 of the
                  Investment Advisers Act of 1940.
      (f)      ( )Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
      (g)      (X)Parent Holding Company in accordance with
                  Rule 13d-1(b)(ii)(G).
      (h)      ( )Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


                                  Page 5 of 8 Pages

CUSIP No. 864471107
Item 4. Ownership:
               Items (a) through (c): See items 1 and 5-11 of the cover pages (pp 2-4).

               SAFECO Asset Management Company and SAFECO Corporation expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement. Each of such companies is filing this statement because it is considered an indirect beneficial owner of such securities based on its ownership or control of one or more investment companies which directly own such shares.

Item 5. Ownership of 5% or Less of a Class:  Not applicable.

Item 6. Ownership of More than 5% on Behalf of Another Person:  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
               Security Being Reported on by the Parent Holding Company.

               SAFECO Asset Management Company is the subsidiary on which SAFECO Corporation is reporting as the parent holding company. SAFECO Asset Management Company is an investment adviser as specified in
               Item 12 on the cover page (p. 3), and reported shares are owned beneficially by registered investment companies for which SAFECO Asset Management Company serves as investment adviser.

Item 8. Identification and Classification of Members of the Group.  Not
               applicable.

Item 9. Notice of Dissolution of Group.  Not applicable.

Item 10. Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                  Page 6 of 8 Pages

CUSIP No. 864471107
Exhibits.

          The statement required by Rule 13d-1(f) is attached as Exhibit A.


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 1998                SAFECO Corporation



                                       By    /s/ Ronald L. Spaulding
                                          -------------------------------------
                                          Ronald L. Spaulding, Treasurer


                                       SAFECO Common Stock Trust



                                       By    /s/ Ronald L. Spaulding
                                          -------------------------------------
                                          Ronald L. Spaulding, Treasurer



                                       SAFECO Asset Management Company



                                       By    /s/ Neal A. Fuller
                                          -------------------------------------
                                          Neal A. Fuller, Secretary


                                  Page 7 of 8 Pages

                                      EXHIBIT A



Agreement for filing Schedule 13-G.

Pursuant to the requirements of Regulation 13d-1(d), SAFECO Corporation, SAFECO Asset Management Company, and SAFECO Common Stock Trust each agree that Schedule 13-G filed by them with regard to Suburban Ostomy Supply Co.'s common stock is filed on behalf of each of them.


Date: February 10, 1998                SAFECO Corporation



                                       By    /s/ Ronald L. Spaulding
                                          -------------------------------------
                                          Ronald L. Spaulding, Treasurer


                                       SAFECO Common Stock Trust



                                       By    /s/ Ronald L. Spaulding
                                          -------------------------------------
                                          Ronald L. Spaulding, Treasurer


                                       SAFECO Asset Management Company



                                       By    Neal A. Fuller
                                          -------------------------------------
                                          Neal A. Fuller, Secretary


                                  Page 8 of 8 Pages